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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45085

PROCESSING SECTION
MAR 1 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GENCON FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12501 Old Columbia Pike
(No. and Street)

Silver Spring — Maryland — 20904
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J VICTOR ELLIOTT (301) 680-6808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co
(Name – *if individual, state last, first, middle name*)

7500 Old Georgetown Road #700 — Bethesda — Maryland — 20814
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J VICTOR ELLIOTT, swear (XX XXXXXX) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENCON FINANCIAL SERVICES, INC., as of March 10, 2004, are true and correct. I further swear (XXXXXXX) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature
J VICTOR ELLIOTT

SECRETARY & TREASURER
Title

Notary Public PATRICIA ARLENE JENKINS
My commission expires 5-1-2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Gencon Financial Services, Inc.

Financial Statements

Years ended December 31, 2003 and 2002
with Report of Independent Auditors

Gencon Financial Services, Inc.

Financial Statements

December 31, 2003 and 2002

Contents

Audited Financial Statements

Supplementary Schedules

Report of Independent Auditors

Board of Directors
Gencon Financial Services, Inc.

We have audited the accompanying statements of financial condition of Gencon Financial Services, Inc. as of December 31, 2003 and 2002, and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the years ended December 31, 2003, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gencon Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003, 2002, and 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed more fully in Note 1, Gencon Financial Services, Inc. has ceased operations as a broker-dealer and has filed to be deregistered with the SEC and NASD. Official approval of the withdrawal of registration with the SEC is pending as of December 31, 2003, but should be effective 60 days after the filing request.

Johnson Lambert & Co.

Reston, Virginia
January 21, 2004

Gencon Financial Services, Inc.

Statements of Financial Condition

	December 31, 2003		December 31, 2002	
Assets				
Cash	$	11,962	$	14,173
Investments available-for-sale (adjusted cost basis of $13,000)		12,285		13,000
Total assets	$	24,247	$	27,173
Stockholder's equity				
Capital stock ($100 par value; 1,000 shares authorized, 100 shares issued and outstanding)	$	10,000	$	10,000
Additional paid-in capital		34,882		34,882
Accumulated deficit		(19,920)		(17,709)
Accumulated other comprehensive loss		(715)		-
Total stockholder's equity		24,247		27,173
Total liabilities and stockholder's equity	$	24,247	$	27,173

See accompanying notes.

Gencon Financial Services, Inc.

Statements of Income and Comprehensive Income

	Years Ended December 31,		
	2003	2002	2001
Revenues			
Commission income	$ 7,442	$ 7,953	$ 11,281
Interest income	37	134	809
Total revenues	7,479	8,087	12,090
Expenses			
Realized loss on investments	-	20,100	-
Service fees - Adventist Risk Management	5,000	8,000	10,000
Audit and consulting fees	4,000	4,650	3,000
NASD fees	590	1,552	1,011
Miscellaneous	100	184	129
Total expenses	9,690	34,486	14,140
Loss before taxes	(2,211)	(26,399)	(2,050)
Current income tax (benefit) expense	-	-	(256)
Deferred income tax (benefit) expense	-	-	(199)
Total income tax (benefit) expense	-	-	(455)
Net loss	(2,211)	(26,399)	(1,595)
Unrealized holding losses	(715)	-	-
Comprehensive loss	$ (2,926)	$ (26,399)	$ (1,595)

See accompanying notes.

Gencon Financial Services, Inc.

Statements of Changes in Stockholder's Equity

	Capital Stock	Additional Paid-in Capital	Retained Earnings/ Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2001	$ 10,000	$ 34,882	$ 10,285	$ -	$ 55,167
Capital contributions	-	-	-	-	-
Net loss	-	-	(1,595)	-	(1,595)
Balance at December 31, 2001	10,000	34,882	8,690	-	53,572
Net loss	-	-	(26,399)	-	(26,399)
Balance at December 31, 2002	10,000	34,882	(17,709)	-	27,173
Net loss	-	-	(2,211)	-	(2,211)
Unrealized holding losses	-	-	-	(715)	(715)
Balance at December 31, 2003	$ 10,000	$ 34,882	$ (19,920)	$ (715)	$ 24,247

See accompanying notes.

Gencon Financial Services, Inc.

Statements of Cash Flows

	Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities			
Net loss	$ (2,211)	$ (26,399)	$ (1,595)
Realized loss on investments	-	20,100	-
Change in accounts receivable	-	2,817	(2,568)
Change in income tax recoverable	-	256	(256)
Change in deferred income tax asset	-	199	(199)
Change in accounts payable	-	-	(2,898)
Change in income taxes payable	-	-	(213)
Cash used in operating activities	(2,211)	(3,027)	(7,729)
Cash flows from investing activities			
Sale of investments	-	-	20,311
Cash provided by investing activities	-	-	20,311
Net (decrease) increase in cash	(2,211)	(3,027)	12,582
Cash, beginning of year	14,173	17,200	4,618
Cash, end of year	$ 11,962	$ 14,173	$ 17,200

See accompanying notes.

Gencon Financial Services, Inc.

Notes to the Financial Statements

December 31, 2003 and 2002

1. Organization and Significant Accounting Policies

Organization

Gencon Financial Services, Inc. (GFS) was incorporated in 1991 under the laws of the State of Maryland. GFS is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). GFS commenced operations as a broker-dealer and received its first commissions during 1996.

GFS's common stock is owned by the General Conference Corporation of Seventh-day Adventists (General Conference). GFS was formed to provide brokerage services for retirement planning and investment alternatives (products) to General Conference and affiliated employees. GFS is organized as a fully-disclosed or introducing broker-dealer and does not hold customer cash or securities.

GFS has an expense agreement with Adventist Risk Management, Inc. (ARM), a wholly-owned subsidiary of the General Conference, whereby ARM has agreed to pay all overhead expenses incurred by GFS. During 2002, the Board of Directors approved decreasing the fixed annual service fee from $8,000 in 2002 to $5,000 for 2003. The agreement allows such payment to ARM provided that it does not reduce GFS's net capital below 120% of the minimum requirements pursuant to SEC Rule 15c3-1. Officers of GFS are also ARM employees. The Chairman of the GFS Board of Directors is also the President of ARM and Secretary of ARM's Board of Directors.

During 2003 the Board of Directors of GFS voted to deregister GFS, effective November 11, 2003, with the SEC and NASD. Formal notification was filed with the SEC and NASD and all broker-dealer operations were ceased as of the same date. GFS has received notification from the SEC indicating that the withdrawal request shall be effective 60 days from the date of the withdrawal filing. Official approval of the withdrawal of registration with the SEC is pending as of December 31, 2003. Management plans to officially dissolve the entity within the subsequent year.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). Preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and Significant Accounting Policies (Continued)

Commission Income
GFS receives 3% commission income on products secured by underwriters pursuant to selling agreements. Premiums or payments for these products are withheld by employers and remitted directly to the underwriter. Commission income is recorded by GFS in the period that it is earned; all commission revenue was received from one underwriter.

Service Fees – ARM
As described above, annual service fee payments to ARM decreased to $5,000 in 2003, from $8,000 in 2002 and $10,000 in 2001. There are no unreimbursed expenses subject to future reimbursement at December 31, 2003 and 2002.

2. Investments

At December 31, 2003 and 2002, GFS held 1,300 common shares and 1,200 warrants of Nasdaq Stock Market, Inc. Prior to July 2002, these securities had not been actively traded on exchanges or national securities markets. Securities in which no active market exists were carried at cost. In July 2002, the common shares began trading on a national securities market, resulting in a readily available market value as of December 31, 2002. The securities held by GFS as of December 31, 2003 and 2002 were classified as available-for-sale and valued at fair value based on quoted market prices.

At December 31, 2002 the common shares had an average cost basis of $12 and a market value of $10 per share. Management reviewed the decline of the market value of its common stock and warrant investments and considered this decline to be other than temporary. As a result, GFS recognized a realized loss of $3,300 and $16,800 on the common stock and warrants, respectively, and adjusted the cost basis accordingly.

The cost and fair value of investments are summarized as follows:

	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
At December 31, 2003:				
The Nasdaq Stock Market, Inc. common stock, at cost	$ 13,000	$ -	$ (715)	$ 12,285
The Nasdaq Stock Market, Inc. stock warrants, at cost	-	-	-	-
Total investments	$ 13,000	$ -	$ (715)	$ 12,285

2. Investments (continued)

	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
At December 31, 2002:				
The Nasdaq Stock Market, Inc. common stock, at cost	$ 13,000	$ -	$ -	$ 13,000
The Nasdaq Stock Market, Inc. stock warrants, at cost	-	-		-
Total investments	$ 13,000	$ -	$ -	$ 13,000

The Nasdaq Stock Market, Inc. stock warrants are comprised of 1,200 warrants, each representing an option to purchase one share of common stock on the dates and prices listed below:

Exercisable date	Expiration date	Exercise price per share
June 30, 2003	June 25, 2004	$14
June 28, 2004	June 27, 2005	$15
June 28, 2005	June 27, 2006	$16

3. Net Capital Requirements

GFS is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which establishes minimum capital requirements for broker-dealer entities. Broker-dealers that do not receive securities and that introduce customer accounts to other broker-dealers are required to maintain minimum net capital of $5,000 as of December 31, 2003 and 2002. As of December 31, 2003 and 2002, GFS has net capital as calculated under Rule 15c3-1 of $24,247 and $27,173, respectively.

4. Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized in the financial statements to the extent they are deemed recoverable.

At December 31, 2003 and 2002, GFS experienced taxable losses and had no available net operating loss carryforwards. A deferred income tax asset was not recognized for either year due to uncertainties regarding future recovery. GFS elected to carry its 2001 net operating loss back two years to offset prior net tax payments of $256, with the remaining loss carried forward twenty years. Federal and state income tax benefit for 2001 was $172 and $84, respectively. Federal and state income tax expenses for 2000 were $160 and $53, respectively.

Gencon Financial Services, Inc.

Schedule I: Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net Capital	
Total stockholder's equity qualified for net capital	$ 24,247
Additions	-
Deductions	-
Net Capital	$ 24,247
Aggregate Indebtedness	
Items included in statement of financial condition	$ -
Items not included in statement of financial condition	$ -
Aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 5,000
Excess net capital at 1500%	$ 19,247
Excess net capital at 1000%	$ 24,247
Ratio Aggregate indebtedness to net capital	-
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of November 11, 2003)	
Net capital per Part II of Form X-17A-5	$ 21,626
Adjustments to mark-to-market securities	1,820
Other adjustments	801
Net capital as presented above	$ 24,247

Gencon Financial Services, Inc.

Schedule II: Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to provision (k)(1) and was in compliance with the conditions of exemption.

Gencon Financial Services, Inc.

Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Not Applicable

Gencon Financial Services, Inc.

Schedule IV: Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated Commodity
Futures and Options Accounts

December 31, 2003

Not Applicable